September 29, 2017
Re:	AngioGenex, Inc. Registration Statement on Form 10-12G Filed August 22, 2017 File No. 000-26181

Ada D. Sarmento/ Erin Jaskot – Legal

Rolf Sundwall/ Angela Connell – Accounting

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen,

On behalf of AngioGenex Inc., a Nevada private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) contained in the Staff’s letter dated September 26, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised draft of the Registration Statement together with this response letter. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes from Amendment No. 1 to the Registration Statement filed on September 19, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Relationship with Memorial Sloan Kettering Cancer Center, page 5

1.

 We note your response to our prior comment 7.  Please disclose in this section that either party may terminate the services agreement upon 30 days’ written notice and that the current scope of work for each of the current projects specified in the agreement contemplates a performance period through approximately December 31, 2018.  Please also disclose that additional payments will need to be made when the long-term project budget has been finalized for each project as stated in Appendix B to the agreement.

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission            2                                           September 29, 2017

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the amended Form 10 to include the required information.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 37

2.

 We note your response to our prior comment 11.  Please disclose what you mean by Li & Company, PC being “unable” to stand for re-appointment, including the reason why Li & Company was unable to do so.

Response:

In response to the Staff’s comment, the Company respectfully informs the Staff that the reason Li & Company, PC, was unable to stand for re-appointment was because the PCAOB had censured its principal, Tony Zhicong Li, and had barred him from being an associated person of a registered public accounting firm.

Please do not hesitate to contact me at (646) 642-0701, (212) 644-9802 (fax) or stragem@angiogenex.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
By:	/s/ Michael Strage
Name: Michael Strage
Title: General Counsel

cc:

Via E-mail

Robert Benezra, Chief Executive Officer

Marty Murray, Chief Financial Officer